December 10, 2024

Tien-Li Lee, M.D.
Chief Executive Officer
Aardvark Therapeutics, Inc.
4370 La Jolla Village Drive, Suite 1050
San Diego, CA 92122

       Re: Aardvark Therapeutics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 27, 2024
           CIK No. 0001774857
Dear Tien-Li Lee M.D.:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2024 letter.

Draft Registration Statement on Form S-1 filed November 27, 2024
Business
Our Preclinical Data in Support of ARD-201, page 135

1. We note your response to prior comment 2. Please further revise your disclosure to remove the following: "When administered in combination with liraglutide and a DPP-4 inhibitor, ARD-101 outperformed the weight loss results achieved with either liraglutide and sitagliptin individually...suggesting that a combination with ARD-
       101 may have clinical benefits over either of the two drug classes alone."
 December 10, 2024
Page 2

Governmental Regulations, page 144

2. We note your response to prior comment 12 and the disclosure now provided on pages
       18 and 147. Please further revise your disclosure in the above-entitled section of the
       prospectus to discuss the potential application of the FDA   s
Combination Rule. See
       21 CFR 300.50 for reference.
       Please contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeff Hartlin